Exhibit 99.1

GasLog Partners LP Announces Election of Director at 2022 Annual Meeting of Limited Partners

Majuro, Marshall Islands, May 12, 2022 – GasLog Partners LP (the “Partnership” (NYSE: GLOP)), a master limited partnership focused on owning, operating and acquiring liquefied natural gas (“LNG”) carriers, announced the election of Roland Fisher, as a Class I Director, at the Partnership’s annual meeting of limited partners held today. Mr. Fisher is to hold office until the 2025 annual meeting.

Limited partners also ratified the appointment of Deloitte Certified Public Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2022.

Contact:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

About GasLog Partners LP

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 14 LNG wholly owned carriers as well as one vessel on a bareboat charter, with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.